UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 AMDOCS LIMITED

                               (Name of Issuer)

                     Ordinary Shares, par value (pound)0.01

                        (Title of Class of Securities)

                                   G02602
                             --------------------
                                (CUSIP Number)


                                Not Applicable
                 ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [     ]  Rule 13d-1(b)
      [     ]  Rule 13d-1(c)
      [  X  ]  Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  G02602                                           PAGE  2  OF 7  PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                      SBC Communications Inc.
                                                                   43-1301883
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [    ]
                                                               (b)  [    ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
                5.    SOLE VOTING POWER                                     0
  NUMBER OF
   SHARES
BENEFICIALLY    --------------------------------------------------------------
  OWNED BY      6.    SHARED VOTING POWER          14,500,000 Ordinary Shares
   EACH
 REPORTING      ----------------------------------------------------------------
  PERSON        7.    SOLE DISPOSITIVE POWER                                0
   WITH
--------------------------------------------------------------------------------
                8.    SHARED DISPOSITIVE POWER     44,734,700 Ordinary Shares
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                     44,734,700 Ordinary Shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                   [   ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (9)                                                  22.7
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                             HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  G02602                                           PAGE  3  OF 7  PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                      SBC International, Inc.
                                                                   43-1380735
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [    ]
                                                                  (b)  [    ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER                                      0
  NUMBER OF
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     6.    SHARED VOTING POWER           14,500,000 Ordinary Shares
   EACH
 REPORTING     -----------------------------------------------------------------
  PERSON       7.    SOLE DISPOSITIVE POWER                                0
   WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER      44,734,700 Ordinary Shares
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                     44,734,700 Ordinary Shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                  [    ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (9)                                                  22.7
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------

                                                            PAGE  4  OF 7  PAGES

Item 1(a)  Name of Issuer:

           Amdocs Limited

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Tower Hill House Le Bordage GY1 3QT
           St. Peter Port, Island of Guernsey, Channel Islands

Item 2(a)  Names of Persons Filing:

           SBC Communications Inc. ("SBC") and its wholly-owned subsidiary, SBC International, Inc. ("SBCI"). All securities of the issuer are held by SBCI.

Item 2(b)  Address of Principal Business Office:

           SBC Communications Inc.
           175 E. Houston Street
           San Antonio, Texas 78205-2233

           SBC International, Inc.
           #2 Read's Way
           Corporate Commons, Suite 117
           New Castle, Delaware  19720

Item 2(c)  Citizenship:

           SBC and SBCI are incorporated in the State of Delaware.

Item 2(d)  Title of Class of Securities:

           Ordinary Shares, par value (pound)0.01

Item 2(e)  CUSIP Number:

           G02602

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           Not applicable

                                                            PAGE  5  OF 7  PAGES
Item 4    Ownership.

          (a) Amount beneficially owned:  44,734,700 ordinary shares

             (i) Of the 44,734,700 Ordinary Shares beneficially owned by SBCI, 14,500,000 Ordinary Shares have voting rights and 30,234,700 Ordinary Shares are non-voting shares. SBCI is the only holder of the non-voting Ordinary Shares of Amdocs Limited. Each non-voting Ordinary Share will convert into one Ordinary Share with voting rights upon its sale by SBCI.

             (ii) As of December 31, 1998, the capital structure of Amdocs Limited is made up of 196,800,024 Ordinary Shares, of which 30,234,700 Ordinary Shares are non-voting shares (according to information provided by Amdocs Limited).

          (b) Percent of class:  22.7

          (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:  0
             (ii)  Shared power to vote or to direct the vote:  14,500,000
             (iii) Sole power to dispose or to direct the disposition of:  0
             (iv)  Shared power to dispose or direct the disposition of:
                   44,734,700

Item 5    Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

          Not applicable.

Item 10   Certifications.

          Not applicable.

                                                            PAGE  6  OF 7  PAGES

                                    SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             SBC COMMUNICATIONS INC.


                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Senior Vice President-Corporate Development



                             SBC INTERNATIONAL, INC.


                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Executive Vice President-Development




Dated:  February 9, 1999

                                                            PAGE  7  OF 7  PAGES



                             Exhibit to Schedule 13G

                             JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Amdocs Limited and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:      February 9, 1999


                             SBC COMMUNICATIONS INC.



                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Senior Vice President-Corporate Development



                             SBC INTERNATIONAL, INC.



                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Executive Vice President-Development